Exhibit 99.1

SUZANO Day 2019

This communication contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Some of these forward-looking statements are identified with words like "believe," "may," "could," "would," "might," "possible," "will," "should," "expect," "intend," "plan," "anticipate," "estimate", "potential", "outlook" or "continue," the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements regarding the implementation of operating and financing strategies and initiatives, including with respect to the integration of Fibria's operations and expected potential synergies, plans with respect to capital expenditures, and factors or trends affecting financial condition, liquidity or results of operations. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including changes in prices and customer demand for our products, changes in raw material costs, pricing actions by competitors, changes in the rates of exchange of the Brazilian real against the US dollar, and general changes in the economic environment in Brazil, emerging markets or internationally. Such forward-looking statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to such risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur.

The statements information, opinions and forward-looking statements contained in this presentation speak only as at the date of this presentation and should thus be considered in the context of the circumstances prevailing at the time. They are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors, and are subject to change without notice. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any information, opinion or forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All information, opinions and forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Agenda Irreplicable Assets Growing Market Sound Financial Management ESG for more value and less risk Technology, Innovation & Digital The Future

THE NEW SUZANO

An irreplicable first class asset base hectares of planted and certified areas equivalent to 200x Manhattan HO m3/ha/year average productivity Geographically areas" structural average radius eucalyptus genetic base harvesting  and inbound logistics

An irreplicable first class asset base Our mills 10.9 tons of market pulp 1.4 tons of paper MWm 10 average Surplus equivalent to 1.4 mn people town supply chain assets base

An irreplicable first class asset base Our logistics  All mills either close to shore or railway connected   export pulp ports 12 fully dedicated vessels   86 countries served

An irreplicable first class asset base Paper business 100% pulp integrated Unique go-to-market model leading Brazilian brand 35 thousnads clients 40% Brazilain market share1

Fully integrated global distribution Plantaion Mill Railway Port

Undiputable competitiveness in the Pulp industry 1 Source: Hawkins Wright December 2018 (CIF Europe - USD/ton) 2 Market pulp capacity production including hardwood and softwood volumes,

Consistently reducing cash cost R$/ton1 1 Cash production cost ex-downtimes. Pro forma basis of Suzano Papel e Celulose and Fibria Celulose cash production cost (R$/ton). Figures are adjusted by Brazilian inflation (IPCA) which represents R$ 104/t in 2015, R$ 52/t in 2016 and R$ 57/t in 2017.

Structural competitive

boosted by synergies Operational Synergies Capture Profile1

Structural competitiven boosted by       Selected examples    Industria   Forestry   Procurement   G&A        Initiative   Reduction in products (SKUs) per plant   Wood supply optimization   Routes Optimization   Contractual parameters equalization   Organizational Structure adjustment        Benefit   Lower consumption of chemicals Higher OEE1   Wood logistics cost reduction   Operational scale expansion Transshipment costs reduction   Lower cost in industrial and forestry inputs and fuel   Headcount reduction

Tax synergy Adjusted Balance Sheet to fair value1  R$ 18.4 bn Preliminary Goodwill1                                                R$ 8.1 bn   Average2 annual deductible expenses of R$1.2 bn1 Average3 annual fiscal deduction of R$0.8 bn1   Accounting effect: EBT reduction Tax effect: taxable base reduction      Total                                                R$ 26.5 bn   1 Based on preliminary PPA as disclosed on 2018 Financial Statements - Note 32 (ii). 2 Estimate considering preliminary 10 years depreciation period. 3 Estimate considering preliminary 10 years fiscal amortization period.

Growing market

Consistent growth Global Market Pulp Demand in million tons   1.4/y   By Grade in million tons Softwood   +0.2/y        +0.2/y        H 21.8     24.3 „ 24.9   2015 2018 2005 Hardwood l.l/y 30.8 1.0/y   21.1     0.4/y 27.0 2023E 1.0/y 39.0      2005   2015   2018   2023E   2005   2015   2018   2023E   Source: PPPC S&D 2019

Supported by Chinese market dynamics Chinese Market Pulp Demand in million tons +l.l/y   Tissue Consumption per Capita in kgs per year 25.6 North West        Japan Latin China America      Europe America Chinese Waste Paper Imports in million tons     Tissue Machine Closures from Environmental Restrictions 1.5 in million tons 1.4 1-4 2015 2016 2017 2018E       2019E Woodchip Supply Restrictions in million BDMT 25 23 Others   ^^^^_  3 Chile Australia Southeast Asia      2005 2015 2018 2023E Source: PPPC S&D 2019, RISI, Hawkins Wright, Suzano Bl

Driven by consumer goods end-uses Global Market Pulp Demand by end use   Demand Annual Growth until 2030        Tissue St Fluff Printing & Writing Specialty Packaging   Breakdown   +2.9% -0.7% +0.6% +2.3%   Paper and paperboard demand average   growth of     /(4€Ah/ until 2030   Source: PPPC S&D 2019, Poyry, Hawkins Wright, Suzano Bl.

Pulp Low correlation Lowest volatility Historicaly volatility of Commodities (US$)1

Sound Financial management

Revenues mostly from international markets Note: Pro forma figures of Suzano and Fibria historical data.

Average exchange rate of R$ 2.35 in 2014, R$ 3.33 in 2015, R$ 3.49 in 2016, R$ 3.19 in 2017 and R$ 3.65 in 2018

FX risk management Revenue

COGS

SG&A

Sustaining Capex

88% USD

20% USD

27% USD 11% USD

Hedging Policy

Operating Hedge

Target: up to 75% of the following 18 months

Current: 63% of net exposure2

Debt Hedge

Target: Net debt 100% denominated in USD

Sensitivity1

- R$ 700 million

EBITDA

- R$ 600 million

Operational Cash Generation

1                                                Sensitivity at each R$ 0.10/US$ variation

2                                                Net exposure as of December 2018.

Healthy debt profile Amortization Schedule

(US$ miiiion)

5,056 1 The gross debt and cash consider: (i) the accounting position of Suzanoand Fibriaon Dec 31,2018; (ii) less the transaction's Cash Installment payment (R$ 27.8 billion); (iii) plus the cash raising and debt of re-tap of the 2029 Bond (US$ 780 million/' R$ 2.9 billion); (iv) plus the cash raising and debt of the 7th debenture issuance (R$ 4.0 billion); (v) less the advance payment of Fibria'sCRA (R$ 879 million); (v) plus the cash raising and debt of EPP (R$ 781 million), and PTAXof 3.8748 R$/US$ on Dec 31,2018 Trade Related

Non Trade Related

Global and diversified Funding sources

Improving Equity Value

Currently the most competitive G-spread in Brazil

Room for improvement Peers

Capital discipline CapeX (R$ billion)

2018     2019e

Modernization and Expansion

2.0

0.6

orest and Land

F,

Port Terminals1

0.2

0.4

1 States of Sao Paulo and Maranhao.

ESG for more value and less risk

Robust Governance in Place Supported by

Audit Statutory Committee

Management and Finance Committee

Innovation and Strategy Committee

Sustainability Committee

Continuously improving Corporate Governacne A well-known investment case suzano and the 2030 Agenda

Key Themes Forest Management Coummunity Development Low Carbon Economy Water, Energy & Waste Management

Ne journey:Drivers Who What How We are We do We do it

Technology, Innovation & Digital a game changer

Forestry “innovability” Tree Genetics and Breeding

Industrial innovability: Pulp Development

Megatrends tailwinds

Diversify cash flow through a well-defined biostrategy

The future

Optionatities

Future value creation

SUZANO